EXHIBIT 1.02

AEP INDUSTRIES INC.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of AEP Industries Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to, by the SEC’s rule, tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

AEP is a leading manufacturer of plastic packaging films in North America. The Company manufactures and markets an extensive and diverse line of polyethylene and polyvinyl chloride flexible packaging products, with consumer, industrial and agricultural applications. AEP manufactures plastic films, principally from resins blended with other raw materials, which the Company either sells or further processes by printing, laminating, slitting or converting. The manufacturing operations are located in the United States and Canada.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

These products, which are referred to in this Report collectively as the “Covered Products,” are the following:

Product	Conflict Mineral
Certain UPVC (unplasticized polyvinyl chloride) film products	Tin

Laminated Products	Tin

Zip Safe® cutter boxes containing polyvinyl chloride food wrap – serrated edge cutting mechanism	Tin

The Company’s Due Diligence Process

The Company conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company has yet to adopt a formal policy relating to the Conflict Minerals that incorporates the standards set forth in OECD Guidance, although it has implemented certain provisions in practice. The Company generally is committed to the responsible sourcing of materials of its products and supports greater transparency with regard to its supply chain. However, with respect to the Company’s products it manufactures or contracts to manufacture, purchases of raw materials and products that contain Conflict Minerals represents less than one-half of 1% of the Company’s raw material and product expense in 2013. Therefore, the Company is taking a reasonable, measured approach in responding to the Conflict Minerals provisions of the Dodd-Frank Act.

The Company formed a cross-functional team to address the potential Conflict Minerals in the supply chain. This team was led by the Company’s Executive Vice President of Operations and included the Executive Vice President, Finance and Chief Financial Officer, the Senior Vice President of Manufacturing, the Vice President and Secretary, the Director of Purchasing and the Purchasing Manager. This team implemented product inquiry, reasonable country of origin and due diligence programs to identify and trace Conflict Minerals in its supply chain, based on the procedures and tools provided by the EICC/GeSI (Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative) and the OECD.

During fiscal 2013, the Company’s Technical and Quality Control Director and an employee in Corporate Research and Development contacted all first–tier raw material suppliers and inquired if any of the supplied raw materials contained any of the Conflict Minerals. As a result of these inquiries, the Company was able to identify preliminarily if Conflict Minerals were used in its products that it manufactures or contracts to manufacture. In addition, the Company adopted the EICC/GeSI standardized reporting template (the “Conflict Mineral Disclosure Form”). During November 2013, the Company’s corporate purchasing function sent the Conflict Mineral Disclosure Form to the Company’s first-tier suppliers under the control of the Corporate Purchasing Department and the manufacturing facilities sent the Conflict Mineral Disclosure Form to those first-tier suppliers from whom the manufacturing facilities order directly. All first-tier suppliers of the Company were queried initially, among other reasons, as a double check to identify if Conflict Minerals were used in the Company’s products that it manufactures or contracts to manufacture.

During January 2014, the Company’s Vice President and Secretary reviewed the completed Conflict Mineral Disclosure Forms or other correspondence addressing the Company’s request (the “Supplier Responses”), and reviewed the Supplier Responses together with assistance from the Company’s outside general counsel. Requests for additional information were undertaken in March 2014 by various members of the cross-functional team or their delegates.

In April 2014, the Company’s Senior Vice President, Manufacturing, and Executive Vice President, Operations, determined that, based on the Company’s knowledge, after reasonable inquiry including the Supplier Responses and follow-up, the Covered Products were the products that the Company manufactures or contracts to manufacture that contain Conflict Minerals.

In April 2014, the Company was able to confirm that the Covered Products were supplied by one of four first-tier suppliers. In April and May 2014, members of the Company’s cross-functional team followed up with the four suppliers to try to determine the country of origin of the Conflict Minerals included in the Covered Products, as well as identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain and the facilities that were used to process the Conflict Minerals contained in the Covered Products.

Company Products that include Conflict Minerals

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

None of the suppliers of the Conflict Minerals in the Covered Products, except for one supplier, had received enough information from its own supply chain to provide the Company with a reasonable basis to conclude the country of origin of the Conflict Minerals in the Covered Products.

Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and due to the supply chain issues noted above, the Company was unable to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain or the facilities that were used to process the Conflict Minerals contained in the Covered Products.

One of the suppliers of tin used in the above-noted UPVC products confirmed that the facility is located in Japan and the countries of origin are Indonesia and Thailand.

One of the suppliers of tin used in the above-noted UPVC products is an Italian company and it advised that it subscribed to the European Tin Stabilisers Association (“ETINSA”) position paper. ETINSA is the European initiative addressing the sourcing of Conflict Minerals, and it is the intention of the ETINSA members not to accept tin or tin derivatives known to originate from conflict areas and are requesting from their suppliers of tin-based compounds that they certify that the tin used is sourced from non-conflict areas. This process is in its early stages.

The two suppliers of tin used in the above-noted laminated products and in the Zip Safe® cutter boxes are still in the early stages of determining the facility and country of origin.

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries: (i) continuing to identify any products that the Company manufactures or contracts to manufacture that contain Conflict Minerals, (ii) continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; (iii) encouraging suppliers to implement responsible sourcing; (iv) considering the adoption of a Conflict Minerals Policy and related measures; and (v) following up appropriately when information provided by suppliers appears to be incomplete, incorrect or not trustworthy. However, the Company does not believe it has significant leverage regarding its existing suppliers of Conflict Minerals given the minimal amount of purchases relative to the size of the suppliers.

3